SUB-ITEM 77C

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Investment
Grade Defined Opportunity Trust Inc. was held on March 31, 2017, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors

Nominees		Votes For      Votes Withheld
Leslie H. Gelb          9,186,792           267,733
William R. Hutchison    9,233,272           221,253
Jane Trust              9,237,120           217,405